SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2009
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue, SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Interim Financial Statements for the three months ended March 31, 2009.
2.	Management's Discussion and Analysis for the three months ended March 31, 2009.
3.	Canadian Form 52-109F2 Certification of Interim Filings – COO.
4.	Canadian Form 52-109F2 Certification of Interim Filings – CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 26, 2008 (File No. 333-153698).

Document 1

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(Under Creditor Protection Proceedings as of March 5, 2009 – note 1)

(CDN$ thousands)	March 31 2009	December 31 2008
	(unaudited)	(audited)
Assets (note 8)
Current
Cash and short-term investments	10,644	5,994
Accounts receivable (note 15)	94,641	69,181
Bridge facility receivable (note 15)	14,000	14,000
Investment (note 15)	96	--
Prepaid expenses and deposits	3,460	3,444
	122,841	92,619
Nova Scotia offshore term deposits (note 5)	15,167	15,167
Long term portion of lease prepayment (note 6)	582	727
Property, plant and equipment, net (notes 4,7)	315,575	311,703
	454,165	420,216

Liabilities
Current
Accounts payable and accrued liabilities	144,216	90,585
Revolving credit facility (note 8)	33,963	43,263
	178,179	133,848
Convertible preferred shares (note 9)	17,926	17,194
Asset retirement obligations (note 10)	17,014	16,698
Future income taxes (note 11)	11,968	10,754
	225,087	178,494
Contingencies and commitments (note 18)
Subsequent events (note 19)

Shareholders' Equity
Share capital (note 12)	257,468	261,845
Equity portion of preferred shares (note 12)	1,969	2,320
Warrants (note 12)	3,946	3,946
Contributed surplus (note 12)	20,694	19,624
Deficit	(54,999)	(46,013)
	229,078	241,722
	454,165	420,216
See accompanying notes to the unaudited consolidated financial statements

On behalf of the Board,

(Signed) “Richard Watkins”                                     (Signed) “Alex Squires”
Richard Watkins                                                        Alex Squires
Director                                                                      Director

Canadian Superior Energy Inc.	Q1 2009 FS	Page 1

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Under Creditor Protection Proceedings as of March 5, 2009 – note 1)
For the three months ended March 31
(unaudited)
(CDN$ thousands, except per share amounts)	2009	2008

Revenue
Petroleum and natural gas sales	9,980	16,146
Transportation	(188)	(214)
Royalties	(1,479)	(3,324)
	8,313	12,608
Interest and other income	383	207
	8,696	12,815

Expenses
Operating	3,451	2,091
General and administrative	2,919	2,371
Restructuring costs (note 1)	2,740	--
Stock based compensation (note 12)	719	1,595
Depletion, depreciation and accretion	9,320	8,685
Interest on preferred shares	372	323
Interest on credit facility	553	718
Foreign exchange loss (gain)	232	(1,153)
Loss on investment (note 15)	162	--
Loss on abandonment (note 10)	245	--
Bad debt expense	57	--
Capital taxes	--	120
	20,770	14,750
Loss before income taxes	(12,074)	(1,935)
Future income tax recovery (note 11)	(3,088)	(72)
Net loss and comprehensive loss	(8,986)	(1,863)
Deficit, beginning of period	(46,013)	(22,255)
Deficit, end of period	(54,999)	(24,118)
Basic and diluted loss per share (note 12)	$(0.05)	$(0.01)
See accompanying notes to the unaudited consolidated financial statements

Canadian Superior Energy Inc.	Q1 2009 FS	Page 2

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Under Creditor Protection Proceedings as of March 5, 2009 – note 1)
For the three months ended March 31
(unaudited)

(CDN$ thousands)	2009	2008

Cash provided by (used in):

Operating
Net loss	(8,986)	(1,863)
Items not involving cash:
Depletion, depreciation and accretion	9,320	8,685
Stock based compensation	719	1,595
Share dividends paid on preferred shares	--	222
Accretion expense on preferred shares	136	102
Loss on investment	162	--
Shares received for interest on bridge facility	(258)	--
Future income tax recovery	(3,088)	(72)
Change in the carrying cost of preferred shares	596	525
Loss on abandonment	245	--
Asset retirement expenditures	(257)	--
	(1,411)	9,194
Changes in non-cash working capital (note 14)	6,631	(3,310)
	5,220	5,884

Financing
Issue of common shares	(77)	1,236
Revolving credit facility advances (repayments)	(9,300)	23,002
Changes in non-cash working capital (note 14)	(832)	164
	(10,209)	24,402

Investing
Exploration and development expenditures	(21,924)	(12,932)
Exploration and development divestitures	9,062	940
Acquisition, net of cash and working capital acquired (note 4)	--	(22,565)
Change in non-cash working capital (note 14)	22,501	(3,740)
	9,639	(38,297)
Increase (decrease) in cash and short-term investments	4,650	(8,011)
Cash and short-term investments, beginning of period	5,994	13,658
Cash and short-term investments, end of period	10,644	5,647
See accompanying notes to the unaudited consolidated financial statements

Canadian Superior Energy Inc.	Q1 2009 FS	Page 3

CANADIAN SUPERIOR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Under Creditor Protection Proceedings as of March 5, 2009 – note 1)
March 31, 2009
(all tabular amounts in CDN$ thousands, except where otherwise noted)

1.      Creditor protection and restructuring

Canadian Superior Energy Inc. (“Canadian Superior” or the “Company”) is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas, and liquefied natural gas regasification (“LNG”) projects, with operations in Western Canada, offshore Nova Scotia, Canada, offshore Trinidad and Tobago, the United States and North Africa.

(a)	CCAA Proceedings

On March 5, 2009 (“Petition Date”), Canadian Superior made an application for protection under the Companies’ Creditors Arrangement Act (“CCAA”) and an Initial Order was granted by the Court of Queen’s Bench of Alberta (the “Court”) for creditor protection for 20 days, which was subsequently extended to May 4, 2009 and June 4, 2009 and is subject to further extension by the Court. There is no guarantee that the Company will be able to obtain court orders or approvals with respect to motions the Company may file from time to time, to extend the applicable stays of actions and proceedings against the Company. Pursuant to the Initial Order, the Company received approval to continue to undertake various actions in the normal course in order to maintain stable and continuing operations during the CCAA Proceedings.

In addition to the Initial Order, on February 11, 2009 Deloitte & Touche Inc. was appointed Interim Receiver (the “Receiver”) of the Company’s Participation Interest in Block 5(c) Trinidad pursuant to a Court Order granted by the Court of Queen’s Bench of Alberta. The Receiver has assumed temporary operatorship of the Block 5(c) Trinidad Properties. This Interim Receivership has no effect on the creditors subject to the CCAA Initial Order.  At March 31, 2009, the Company estimates its net obligation to the receiver to be approximately US$36.9 million, which includes approximately US$49.4 million paid by the receiver net of US$12.5 million of Block 5(c) joint interest billings collected by the receiver on the Company’s behalf.

Under the terms of the Initial Order, the Court appointed Hardie and Kelly Inc. as Monitor of the Company (the “Monitor”). The Monitor will report to the Court from time to time on the Company’s financial and operational position and any other matters that may be relevant to the CCAA proceedings. In addition, the Monitor may advise the Company on their development of a comprehensive restructuring plan and, to the extent required, assist the Company with a restructuring.

As a consequence of the commencement of the CCAA proceedings, generally, all actions to enforce or otherwise effect payment of repayment of liabilities of the Company and their officers and directors have been stayed until June 4, 2009, or such further date as may be ordered by the Court.

In connection with CCAA proceedings, the Company has granted a charge against some or all of the Company’s assets and any proceeds from the sales thereof, as follows and in the following priority:

•	First, the administrative charge, in favor of the Receiver, including the fees of the Receiver and the fees and disbursements of its legal counsel;
•
Second, as secured creditor, $14.0 million of the debt owing to the Canadian Western Bank is charged by way of a fixed and specific charge as against the whole of the Company’s Participating Interest in Block 5(c);

•
Third, the Receiver’s borrowings charge, representing the whole of the Company’s Participating Interest in Block 5(c) is charged by way of a fixed and specific charge as security for payment of the monies borrowed by the Receiver, provided the outstanding principal amount does not exceed US $47 million.  On May 22, 2009, the outstanding principal amount was increased to US$52.0 million; and

•
Fourth, the success fee of Scotia Waterous (USA) Inc., shall be secured by a charge on all of the property of the Company equal to 5% of the transaction value to a minimum of US$3.0 million, subordinate to any and all secured indebtedness of Canadian Western Bank, BG International Limited (“BG”) and the Receiver.

Canadian Superior Energy Inc.	Q1 2009 FS	Page 4

1.      Creditor protection and restructuring (continued)

(b)	Contributing factors

Canadian Superior operates in a highly sensitive commodity priced market whereby prices for natural gas and oil fluctuate in response to, among other things, domestic and foreign supply and demand, import and export balances, government regulations, weather, and fluctuations in the availability and price of other replacement energy sources. In addition, the extreme volatility in the financial, foreign exchange, equity and credit markets globally and the expanding economic downturn have compounded the situation.  Market conditions further restricted the Company’s ability to access capital and credit markets, which was compounded by actions taken by the Company’s bankers giving notice to replace them as bankers in a short time frame during adverse conditions in the financial markets globally. This situation was further exasperated by one of the Company’s joint venture partners in Trinidad Block 5(c) inability to pay it’s obligations as they came due.

After consideration of a number of alternatives, the Company determined, with the unanimous authorization of its Board of Directors, that a financial and business restructuring could be most effectively and quickly achieved within the framework of creditor protection.

(c)	Comprehensive restructuring plan

The Company is in the process of restructuring its business to maximize the chances of preserving all or a portion of the Company. The Company announced its intention to maximize the value of the Block 5(c) asset, the sale of which is expected to be sufficient to satisfy all creditors, leaving the Company whole, without debt, with Western Canadian assets, and the exploration plays in Libya, Tunisia, offshore Nova Scotia and the Liberty Natural Gas project in New Jersey.  Proceedings and the development of a restructuring plan may result in additional sales or divestures, but the Company can provide no assurance that it will be able to complete any sale or divesture on acceptable terms or at all.  There can be no assurance that any plan will be confirmed or approved by the Court or that any plan will be implemented successfully.

(d)	Basis of presentation and going concern issues

The Company’s consolidated financial statements have been prepared using the same Canadian generally accepted accounting principles (“GAAP”) as applied by the Company prior to the CCAA proceedings. While the Company has filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The CCAA proceedings provide the Company with a period of time to stabilize it’s operations and financial condition and develop a plan. However, it is not possible to predict the outcome of these CCAA proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. Accordingly, substantial doubt exists as to whether the Company will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Company sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classifications of assets and liabilities, and to the expenses in these financial statements.

The unaudited consolidated financial statements do not purport to reflect or provide for the consequences of the CCAA proceedings. In particular, such consolidated financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to shareholders’ accounts, the effect of any changes that may be made in the capitalization of the Company; or (c) as to operations, the effect of any changes that may ultimately be required in its business.

If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in the Company, the Company will be required, under GAAP, to adopt “fresh start” reporting. Under fresh start accounting, the Company would undertake a comprehensive re-evaluation of its assets and liabilities based on the reorganization value as established and confirmed in the plan. The financial statements do not present any adjustments that may be required under fresh start reporting.

Canadian Superior Energy Inc.	Q1 2009 FS	Page 5

1.      Creditor protection and restructuring (continued)

In accordance with GAAP appropriate for a going concern, petroleum and natural gas properties and long lived assets, are carried at cost less accumulated amortization and any impairment losses. They are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  The series of events that led the Company to the Initial Order and the events since then triggered impairment tests for its petroleum and natural gas properties. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of petroleum and natural gas properties and long-lived assets.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The Initial Order materially affects the degree of uncertainty associated with the measurement of many amounts in the financial statements. More specifically, it could impact the recoverability tests and fair value assumptions used in the impairment test of petroleum and natural gas properties.

2.      Summary of accounting policies

These unaudited interim consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian GAAP, following the same accounting policies and methods of computation as the audited consolidated financial statements of Canadian Superior for the year ended December 31, 2008, except for new accounting policies adopted in note 3.  In these financial statements, certain disclosures that are required to be included in the notes to the December 31, 2008 audited consolidated financial statements, have been condensed or omitted.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2008.
Certain comparative amounts have been reclassified to conform to current period presentation.

3.      Adoption of new accounting policies

On January 1, 2009, the Company prospectively adopted CICA section 1582 Business Combinations.  This section establishes principles and requirements of the acquisition method for business combinations and related disclosures.  Adoption of the statement did not have a material impact on the Company’s statement of operations.

On January 1, 2009, the Company adopted CICA sections 1601 Consolidated Financial Statements and 1602 Non-Controlling Interests.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.  Adoption of the statement did not have a material impact on the Company’s statement of operations.

The Canadian Accounting Standards Board requires all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted if certain conditions are met. Companies will be required to provide IFRS comparative information for the previous fiscal year. At this time the Company cannot reasonably estimate the impact of adopting IFRS on the Company’s consolidated financial statements.

4.      Acquisition

On March 26, 2008, Canadian Superior closed the acquisition of Seeker Petroleum Ltd. (“Seeker”), a private company for consideration of approximately $51.6 million.  The purchase was funded through the issuance of common shares of the Company and advances from the credit facility.

The acquisition was accounted for under the purchase method as follows:

Consideration
Cash	22,211
Common shares (7,651,866)	28,465
Transaction costs	887
51,563

Canadian Superior Energy Inc.	Q1 2009 FS	Page 6

4.      Acquisition (continued)

Net assets received at fair value
Cash	1,716
Working Capital	(387)
Fair value of financial instruments	(796)
Property, plant and equipment	40,953
Goodwill	10,365
Asset retirement obligation	(1,243)
Future income taxes	955
51,563

5.      Nova Scotia offshore term deposits

Under the terms of the licenses referred to in Note 18, the Company has assigned term deposits totalling $15.2 million (December 31, 2008 - $15.2 million).  Accordingly, this amount has been classified as a non-current asset.  To the extent that the expenditures are not incurred within the period allowed, the Company would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.  The following table summarizes the work commitment and work deposit which would be forfeited in proportion to the amount of work commitment not completed by the expiry date, a date which can be extended to a total of nine years as described below:

License	Work Deposit ($)	Remaining Commitment ($)	Expiry Date
EL 2406	11,396,943	40,962,046	December 31, 2009
EL 2415	3,464,250	12,857,000	December 31, 2009
EL 2409	305,505	1,250,000	December 31, 2009
Total	15,166,698	55,069,046

The Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”) has an additional extension program that allows, when approved by the CNSOPB, these expiry dates to be extended up to nine years by payment of annual extension fees, which can be refunded based on allowable expenditure rules and drilling activity.  This allows the Company to extend EL 2406 to December 31, 2010, EL 2415 to December 31, 2012 and EL 2409 to December 31, 2012 on a year by year basis if the Company chooses.

6.      Long term portion of lease prepayment

In February 2007, the Company paid a lump payment to acquire new office space with lease payments under the prevailing lease rates. This lump payment is being allocated over the life of the lease with any portions more than a year in advance being classified as a long term asset. As at March 31, 2009 there are 24 months left on the lease with 12 months classified as a long term asset.

7.      Property, plant and equipment, net

	March 31, 2009			December 31, 2008
	Cost	Accumulated DD&A	Net book value	Cost	Accumulated DD&A	Net book value
Oil and Gas
Canada	367,398	(164,897)	202,501	371,710	(155,905)	215,805
Trinidad	95,785	--	95,785	80,643	--	80,643
United States	14,090	--	14,090	12,308	--	12,308
Libya/Tunisia	2,706	--	2,706	2,471	--	2,471
	479,979	(164,897)	315,082	467,132	(155,905)	311,227
Corporate assets	1,270	(777)	493	1,225	(749)	476
Total PP&E	481,249	(165,674)	315,575	468,357	(156,654)	311,703

Canadian Superior Energy Inc.	Q1 2009 FS	Page 7

7.      Property, plant and equipment, net (continued)

The calculation of depletion and depreciation included an estimated $12.5 million (December 31, 2008 - $12.5 million) for future development capital associated with proven undeveloped reserves and excluded $140.8 million (December 31, 2008 - $123.6 million) related to unproved properties and projects under construction or development.  Of the costs excluded $22.7 million (December 31, 2008 - $22.7 million) relates to Western Canada, $5.5 million (December 31, 2008 - $5.5 million) to East Coast Canada, $95.8 million (December 31, 2008 - $80.6 million) to Trinidad and Tobago, $14.1 million (December 31, 2008 – $12.3 million) to a LNG project in the United States (note 15) and $2.7 million (December 31, 2008 –$2.5 million) for offshore Libya/Tunisia.

During the three months ended March 31, 2009, the Company capitalized $2.7 million of general and administrative (“G&A”) expenses (2008 - $1.8 million) related to exploration and development activities.

8.      Revolving credit facility

At March 31, 2009, the Company had a $45.0 million demand revolving credit facility (the “credit facility”). The credit facility is secured by a $100 million first floating charge demand debenture on the assets of the Company and a general security agreement covering all the assets of the Company.  In addition, the bank has a $14.0 million fixed and specific charge against the whole of the Company’s Participating Interest in Block 5(c) (note 1).  The Company was charged a variable interest of prime plus 2.0% in January 2009, prime plus 3.0% in February 2009 and prime plus 5.0% in March 2009 (December 31, 2008 – prime plus 1.0%).  The Company has been notified that it will continue to be charged an additional 1.0% above prime for each month during the second quarter of 2009.  On January 30, 2009, the Company’s bank charged a monthly fee of $0.1 million to the Company which will continue to be charged until Canadian Superior repays all amounts outstanding and owing to the bank.  As at March 31, 2009, the Company had drawn $34.0 million (December 31, 2008 - $43.3 million) against the credit facility.

On February 12, 2009, the bank demanded for payment in full the amounts outstanding together with any accrued interest and other legal fees and charges by February 23, 2009 or they would take such steps to protect its position. At February 12, 2009, the amounts outstanding and owing to the bank were $44.2 million. In addition, on February 18, 2009 the bank applied the proceeds from an asset sale by the Company as a permanent reduction to the operating facility to a maximum availability of $37.5 million.  On February 23, 2009, the bank did not take steps to protect its position. Instead, with the filing of the Initial Order for CCAA (see note 1) on March 5, 2009, the bank was under no obligation to advance or re-advance any monies or otherwise extend any credit to the Company. During the first stay period to March 25, 2009 and the second stay period to May 4, 2009 the bank did allow the Company to use the available line of credit.   The Company anticipates the same terms for the third stay period to June 4, 2009 and thereafter.

9.      Convertible preferred shares

On February 1, 2006, the Company completed a private placement in the amount of US$15.0 million by way of the issuance of Units consisting of 5% US Cumulative Redeemable Convertible Preferred Shares (the "Preferred Shares") and Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US$2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events.  The Company, issued 15,000 Units, each consisting of 10 US$100 Preferred Shares and 1,200,000 Common Share Purchase Warrants. The Warrants comprising part of the Units were exercisable for a period of thirty six months from the date of issue at an exercise price of US $3.00 per Common Share.  On February 1, 2009, the 1,200,000 unexercised common share purchase warrants expired.  During the three months ended March 31, 2009, the Company did not issue common shares (March 31, 2008 – 67,383) to satisfy its quarterly dividend requirements.

Canadian Superior Energy Inc.	Q1 2009 FS	Page 8

9.      Convertible preferred shares (continued)

The following table summarizes the face and carrying value of the liability and equity component of the convertible preferred shares:

	Liability component		Equity component
	Face value	Carrying value	Fair value
Balance, December 31, 2007	17,053	13,571	2,320
Foreign exchange	--	3,179	--
Accreted non-cash interest	--	444	--
Balance, December 31, 2008	17,053	17,194	2,320
Foreign exchange	--	596	--
Accreted non-cash interest	--	136	--
Expired warrants	--	--	(351)
Balance, March 31, 2009	17,053	17,926	1,969

10.    Asset retirement obligations

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the property, plant and equipment:

	Three months ended March 31 2009	Twelve months ended December 31 2008
Balance, beginning of period	16,698	11,325
Liabilities settled	(13)	(401)
Liabilities assumed upon acquisition	--	1,243
Liabilities incurred	--	3,242
Accretion expense	329	1,289
Balance, end of period	17,014	16,698

The following significant assumptions were used to estimate the asset retirement obligation:

	Three months ended March 31 2009	Twelve months ended December 31 2008
Undiscounted cash flows	26,627	29,300
Credit adjusted discount rate (%)	7.75	7.75
Inflation rate (%)	1.50	1.50
Weighted average expected timing of cash flows (years)	6.01	7.65

Canadian Superior Energy Inc.	Q1 2009 FS	Page 9

11.    Future income taxes

The Company's computation of future income tax recovery is as follows:

Three months ended March 31,	2009	2008
Loss before income taxes	(12,074)	(1,815)
Combined federal and provincial income tax rate (%)	29.0	29.5
Computed income reduction	(3,501)	(536)
Increase (decrease) resulting from:
Stock based compensation	208	471
Non deductible items	135	(21)
Tax adjustment – rate change and other	19	8
Other	51	6
	(3,088)	(72)

The net future tax liability is comprised of:

	March 31 2009	December 31 2008
Non-capital loss carryforwards	(3,911)	(2,848)
Asset retirement obligations	(4,594)	(4,592)
Share issue costs	(1,472)	(1,478)
Net book value of assets in excess of tax basis	21,945	19,672
	11,968	10,754

As at March 31, 2009, the Company had approximately $250.5 million in tax pools (December 31, 2008 - $256.3 million) and $14.7 million in non-capital losses (December 31, 2008 - $10.6 million) available for deduction against future taxable income.

Non-capital losses expire as follows:

2010	220
2011-2025	--
2026	2,970
2027	7,387
2028	4,129
14,706

12.           Share capital

(a)      Authorized

        Unlimited number of common shares, no par value.

        Unlimited number of preferred shares, no par value.

Canadian Superior Energy Inc.	Q1 2009 FS	Page 10

12.           Share capital (continued)

(b)	Common shares and warrants issued

	March 31, 2009		December 31, 2008
	Number(#)	Amount($)	Number(#)	Amount($)
Share capital, beginning of period	168,645	261,845	140,312	186,557
Issued upon private placement	--	--	8,750	33,189
Issued upon acquisition of Seeker Petroleum	--	--	7,652	28,465
Issued upon the exercise of stock options	--	--	1,218	2,758
Issued for preferred share dividend	--	--	390	946
Issued for cash on flow-through shares	--	--	10,323	16,000
Issue costs, net of future tax reduction	--	(56)	--	(928)
Tax benefits renounced on flow-through shares	--	(4,321)	--	(6,229)
Stock based compensation for exercised options	--	--	--	1,087
Share capital, end of period	168,645	257,468	168,645	261,845

Warrants, beginning of period	4,375	3,946	--	--
Issued upon private placement	--	--	4,375	3,946
Warrants, end of period	4,375	3,946	4,375	3,946

         On March 26, 2008, the Company issued 7,651,866 common shares as part of the acquisition of Seeker Petroleum.

On September 3, 2008, the Company completed a private placement of 8,750,000 units, each unit comprised of one common share and one-half of a warrant at a price of US$4.00 per unit for total gross proceeds of US$35.0 million. Each warrant entitles the holder to purchase a common share for a period of one year at a price of US$4.75 per common share. The fair value of the 4,375,000 warrants is US$3.7 million or approximately US$0.85 per warrant.

On December 5, 2008, the Company completed a private placement of 10,323,581 flow-through common shares at $1.55 per share for gross proceeds of $16.0 million.

         (c)  Stock options

The Company has a stock option plan for its directors, officers, employees and key consultants.  The exercise price for stock options granted is no less than the quoted market price on the grant date with options vesting in increments over a three year period.  An option’s maximum term is ten years.

	March 31, 2009		December 31, 2008
	Number of options(#)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
Balance, beginning of period	16,456	2.38	15,489	2.27
Forfeited	(962)	2.67	(490)	3.25
Exercised	--	--	(1,218)	2.26
Granted	120	1.22	2,675	3.25
Balance, end of period	15,614	2.36	16,456	2.38

Canadian Superior Energy Inc.	Q1 2009 FS	Page 11

12.    Share capital (continued)

The following table summarizes stock options outstanding under the plan at March 31, 2009:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options(#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.80-1.00	97	1.32	0.81	97	0.81
1.01-1.50	835	3.45	1.23	835	1.23
1.51-2.00	2,540	5.51	1.76	2,540	1.76
2.01-3.00	10,294	7.07	2.45	9,180	2.42
3.01-3.88	1,848	8.79	3.24	849	3.14
0.80-3.88	15,614	6.79	2.36	13,501	2.25

The following table summarizes stock options outstanding under the plan at December 31, 2008:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options(#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.80-1.00	97	1.57	0.81	97	0.81
1.01-1.50	865	3.73	1.24	865	1.24
1.51-2.00	2,586	5.79	1.77	2,586	1.77
2.01-3.00	10,513	7.34	2.46	9,240	2.42
3.01-3.88	2,395	8.90	3.21	944	3.10
0.80-3.88	16,456	7.10	2.38	13,732	2.26

 (d)  Stock based compensation

The Company uses the fair value method to account for its stock based compensation plan.  Under this method, compensation costs are charged over the vesting period for stock options granted to directors, officers, employees and consultants, with a corresponding increase to contributed surplus.

The following table reconciles the Company’s contributed surplus:

	March 31, 2009	December 31, 2008
Balance, beginning of period	19,624	14,314
Issuance of stock options	719	6,397
Exercise of stock options	--	(1,087)
Expired warrants	351	--
Balance, end of period	20,694	19,624

The fair value of options granted during the period was estimated based on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

	Three months ended March 31 2009	Twelve months ended December 31 2007
Risk free interest rate (%)	1.9	4.1
Expected life (years)	5.0	5.0
Expected dividend yield (%)	--	--
Expected volatility (%)	150.0	65.9
Weighted average fair value of options granted ($)	1.11	1.58

Canadian Superior Energy Inc.	Q1 2009 FS	Page 12

12.           Share capital (continued)

(e)      Employee stock savings plan

The Company has an employee stock savings plan (“ESSP”) in which employees are provided with the opportunity to receive a portion of their salary in common shares, which is then matched on a share for share basis by the Company.  The Company purchased approximately 130,589 shares under the ESSP during the three months ended March 31, 2009 (2008 – 25,963).

(f)      Basic and diluted per share

The Company used the treasury stock method to calculate net loss per common share.

Three months ended March 31,	2009	2008
(thousands, except per share amounts)
Weighted average common shares
Basic and diluted	168,645	141,108

Basic and diluted loss per share	($0.05)	($0.01)

For the calculation of diluted loss per share the Company excluded the following securities that are anti-dilutive:

Three months ended March 31,	2009	2008
(thousands)
Stock options	15,614	16,761
Convertible preferred shares	15,000	15,000
Warrants	4,375	--

(g)      Equity portion of preferred shares

Warrant equity on preferred shares	351
Conversion equity on preferred shares	1,969
December 31, 2008	2,320
Expired warrants	(351)
March 31, 2009	1,969

On February 1, 2009, 1,200,000 unexercised common share purchase warrants expired.

13.           Capital disclosures

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its ongoing operations, general and administrative expenses and working capital requirements. Initially, the Company had funded its activities through bank facilities, private placements and public offerings of common shares.   The capital management objective of the Company remained the same as that of the previous year.  The CCAA proceedings have significantly affected the Company’s ability to manage its capital structure in the near term.

The Company’s primary short-term objectives of managing capital are:

•	To ensure a successful restructuring and financial reorganization of the Company;

•	To maintain a level of corporate liquidity necessary to fund the Company’s operating cycle; and

•	To preserve its financial flexibility in order to benefit from potential opportunities as they arise.

Under the CCAA proceedings, the Company manages its liquidity and makes adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets.

Canadian Superior Energy Inc.	Q1 2009 FS	Page 13

14.           Supplemental cash flow information

a)	Changes in non-cash working capital

Three months ended March 31,	2009	2008

Accounts receivable	(25,460)	(29,885)
Bridge facility	--	--
Prepaid expenses	(16)	(202)
Long term portion of lease prepayment	145	145
Accounts payable and accrued liabilities	53,631	22,260
Fair value of financial instruments	--	796
Change in non-cash working capital	28,300	(6,886)

The change in non-cash working capital has been allocated to the following activities:

Three months ended March 31,	2009	2008

Operating	6,631	(3,310)
Financing	(832)	164
Investing	22,501	(3,740)
	28,300	(6,886)

b)   Other cash flow information

Three months ended March 31,	2009	2008

Interest paid	553	659

15.           Related parties transactions

As at March 31, 2009, Canadian Superior carried a receivable in the amount of US$44.3 million (December 31, 2008 – US$29.1 million) from a company which one of Canadian Superior’s officers and directors is a shareholder and was a director until October 23, 2008.  The receivable at March 31, 2009 was composed of amounts owed to March 31, 2009 of approximately US$36.8 million, amounts totalling US$3.9 million representing amounts owing after settlement of dispute with the drilling contractor and approximately US$3.6 million of drilling costs incurred in March 2009 not billed until April 2009. These receivables pertain to costs incurred on Canadian Superior’s “Intrepid” Block 5 (c) project at Trinidad (note 18) under normal industry terms and conditions.

On February 27, 2009, this company obtained an order from the Court of Queen's Bench of Alberta granting creditor protection under CCAA. The Initial Order was for a period ending March 23, 2009, subsequently extended to April 20, 2009 and June 4, 2009 and is subject to further extension by the Court. The Initial Order was obtained after the Board of Directors determined this company was unable to continue to make required payments under a participation agreement with Canadian Superior and BG with respect to exploration Block 5(c) or to repay $14.0 million due on February 28, 2009 under a bridge loan facility with Canadian Superior.

Canadian Superior Energy Inc.	Q1 2009 FS	Page 14

15.           Related parties transactions (continued)

On September 23, 2008, Canadian Superior entered into a short-term $14.0 million bridge facility with this company to enable it to close on a $30 million equity financing.   At March 31, 2009, $14.0 million had been drawn and was used to satisfy this company’s share of direct and indirect costs in connection with the exploration program on the “Intrepid” Block 5 (c) project in Trinidad.  The interest payable to Canadian Superior at March 31, 2009 was $0.2 million based on an interest rate of 10% per annum on any outstanding balance. The company may pay interest incurred in common shares. During the three months ended March 31, 2009, this company issued 188,216 common shares for interest payable up to and including January 31, 2009 based on a predetermined calculation. The bridge security is secured by a debenture creating a first priority security interest over all present and after-acquired personal property and a first floating charge over all present and after-acquired real and personal property of this company.  Upon any drawdown of any amounts of the bridge facility this company will issue a predetermined amount of non-transferable warrants to Canadian Superior.   At March 31, 2009, this company has issued 500,000 non-transferable share purchase warrants to Canadian Superior.  Each warrant entitles the holder to purchase a common share until October, 2010 at a price of $3.50 per common share.  In addition, this company paid a standby fee of $0.1 million to Canadian Superior in 2008.  At March 31, 2009, this company continues to be in default on repayment of the bridge facility.

During the three months ended March 31 2009, the Company paid $0.1 million (2008 - $0.5 million), on industry terms, for equipment rentals to a company controlled by an officer and director of Canadian Superior.  Also during 2009, the Company invoiced $0.1 million (2008 - $0.2 million), to this related party company for payroll services.  Subsequent to March 31, 2009, the Company no longer provides payroll services to this Company.

On May 20, 2008, Canadian Superior announced its participation in the proposed development of a liquefied natural gas regasification project in US federal waters offshore New Jersey.  The project will be conducted by Excalibur Energy (USA) Inc., which is a 50/50 joint venture between Canadian Superior and a company controlled and owned by certain officers and directors of Canadian Superior and third parties.  Under the terms of the joint venture agreement Canadian Superior will advance the first US$10.0 million of the pre-construction costs for the project.  Joint venture partners may discontinue their participation in the project at any time by assigning its respective interest to the remaining partners without any additional cost or further action required.  During the three months ended March 31, 2009, Canadian Superior incurred under normal industry terms and conditions $1.8 million (March 31, 2008 – nil) of costs related to this project.

16.           Financial instruments

The carrying values of financial assets and liabilities approximate their fair value due to their short periods of maturity and the credit facility bearing interest at market rates.

Cash, short-term investments and Nova Scotia offshore term deposits are classified as financial assets held for trading and are measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

Accounts receivable and the bridge facility receivable are classified as loans and receivables and are initially measured at their fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Accounts payable, accrued liabilities, revolving credit facility and convertible preferred shares are classified as other liabilities and are initially measured at fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Derivatives are classified as held for trading and measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

17.           Risk management

In order to manage the Company’s exposure to credit risk, foreign exchange risk, interest rate and commodity price risk, the Company developed a risk management policy.  Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options.  The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

Canadian Superior Energy Inc.	Q1 2009 FS	Page 15

17.           Risk management (continued)

(a)     Credit risk

The Company’s accounts receivable and bridge facility receivable are with natural gas and liquids marketers, the Government of the Republic of Trinidad and Tobago and joint venture partners in the petroleum and natural gas business under substantially normal industry sale and payment terms and are subject to normal credit risks.  As at March 31, 2009, the maximum credit risk exposure is the carrying amount of the accounts receivable and accruals of $108.6 million (December 31, 2008 – $83.2 million).  As at March 31, 2009, the Company’s receivables consisted of $86.0 million (December 31, 2008 - $51.8 million) of Block 5(c) joint interest receivables, including US$44.3 million receivable (December 31, 2008 – US$29.1 million ) from a related party described in note 15, $5.8 million (December 31, 2008 - $7.4 million) of Western Canada joint interest billings, $13.6 million (December 31, 2008 - $18.3 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago and $3.3 million (December 31, 2008 - $5.6 million) of revenue accruals and other receivables. Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.  The Company mitigates risk from joint venture partners by obtaining partner approval of capital expenditures prior to starting a project.

The Company’s allowance for doubtful accounts is currently $0.3 million (December 31, 2008 - $0.3 million).

(b)    Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices.  At March 31, 2009, the Company has US$7.1 million in cash and short-term investments (December 31, 2008 – US$3.6 million), US$56.1 million (December 31, 2008 – US$31.1 million) of Block 5(c) joint interest receivables, US$10.8 million (December 31, 2008 – US$15.0 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago, US$79.9 million (December 31, 2008 – US$42.1 million) of Block 5(c) payables, US$2.0 million (December 31, 2008 – US$2.0 million) of LNG project payables and US$14.2 million (December 31, 2008 – US$14.1 million) of convertible preferred shares.  These balances are exposed to fluctuations in the U.S. dollar.  In addition, the Company is exposed to fluctuations between U.S. dollars and the domestic currencies of Trinidad and Tobago and Tunisia.  At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

(c)     Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges to mitigate interest rate risk at March 31, 2009.

(d)    Commodity price risk

The Company is exposed to fluctuations in prices for natural gas, crude oil and natural gas liquids, as the majority of the Company's production is currently sold at spot prices that are subject to volatile trading activity.  Commodity prices fluctuate in response to, among other things, domestic and foreign supply and demand, import and export balances, government regulations, weather, and fluctuations in the availability and price of other replacement energy sources.  A significant drop in commodity prices could materially impact the Company's petroleum and natural gas sales, the volume of production it could produce economically, require downward adjustments to proved reserves and could materially impact the Company's financial condition.  In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

Canadian Superior Energy Inc.	Q1 2009 FS	Page 16

18.           Contingencies and commitments

a)	Nova Scotia

Since 2000, the Company has acquired several exploration licenses from the CNSOPB.  Each of these licenses is for a specific period of nine years, subject to certain requirements being met during the first five years or six years.  As a condition of the licenses, the Company is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures.  The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security drilling deposit in an amount of $250,000. The CNSOPB has an additional extension program that allows the six year period to be further extended up to nine years by payment of annual extension fees.  During the three months ended March 31, 2009, the Company forfeited two exploration licenses.  As of March 31, 2009, as a result of the Company incurring certain expenditures and drilling two exploration wells, the Company had fulfilled its work expenditures on two of the exploration licenses, allowed five licenses to return to the Crown, extended one license and held the remaining two under the regular licensing process.  At March 31, 2009, the Company owned 100% of the remaining three exploration licenses with aggregate work expenditure outstanding of $55.1 million and $15.2 million in term deposits assigned to the Canadian Receiver General through the CNSOPB (Note 5).

b)	Block 5(c) Trinidad and Tobago

The Company is committed to drill three exploration wells on its “Intrepid” Block 5(c) under its Block 5(c) PSC with the Government of Trinidad and Tobago funded in part by a related party participating on a promoted basis, paying 1/3 of Canadian Superior’s Block 5(c) exploration program, plus other considerations, to obtain 25% of Canadian Superior’s net revenue share from this block; and, also by a non-related party paying approximately 40% of the exploration cost, plus other considerations, for a 30% interest in the Block 5(c) PSC.  The Company completed the drilling of the final well of the three well program in March 2009.

On February 10, 2009 the Company announced that it proposed to monetize a 25% or larger interest in its "Intrepid" Block 5(c) offshore Trinidad and Tobago and its related discoveries, subject to acceptable terms and conditions, and subject to all required approvals. Canadian Superior has retained a financial advisor, Scotia Waterous (USA) Inc, to assist in the sale of the asset.

On February 12, 2009 the Company announced the appointment, upon the application of BG, a wholly owned subsidiary of the BG Group plc, of a Receiver of its participating interest in "Intrepid" Block 5(c). Pursuant to the Court Order, the Receiver, in conjunction with BG, will operate the property and conduct the flow testing of the "Endeavour" well which was completed in March 2009. The Court Order allows the Receiver to charge Canadian Superior interest in Block 5(c) with an amount up to US$47.0 million to pay for its share of the costs under the joint operating agreement with BG. On May 22, 2009, the outstanding principal amount was increased to US$52.0 million.  Canadian Superior will continue with the monetization of its interest in Block 5(c) as previously announced and the proceeds from any sale will be applied to its share of the costs charged against Block 5(c) and to discharge the Receiver (see Note 1 and Note 19).

c)	MG Block Trinidad and Tobago

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result is committed to conducting 3D seismic by the end of 2009 and to drill two exploration wells on the MG block in a joint venture with the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”).  The first well has to be drilled to a depth of 3,000 meters by January 2010 and the second to a depth of 1,800 meters by July 2010. The Company estimates that its share of the cost of these wells to be approximately US$15.0 million per well.  The estimated cost of the 3D seismic program is approximately US$30.0 million.  The Company has provided a performance guarantee of US$12.0 million to meet the minimum work program.

d)	Libya/Tunisia

On September 3, 2008, Canadian Superior entered into an exploration production sharing agreement ("EPSA") with a Tunisian/Libyan company, Joint Exploration, Production, and Petroleum Services Company ("Joint Oil") and also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil, in Canadian Superior's "Mariner" Block, offshore, Nova Scotia, Canada.  If at the end of August 2011, no royalty well has been spud, Joint Oil has the right to put back and sell the overriding royalty to the Company for US$12.5 million. Under terms of the EPSA, Canadian Superior has been named Operator for the "7th of November Block".

Canadian Superior Energy Inc.	Q1 2009 FS	Page 17

18.	Contingencies and commitments (continued)

The exploration work commitment for the first phase (four years) of the seven year exploration period will include three exploration wells, 300 square miles of 3D seismic, and one appraisal well.  As a requirement of the EPSA, Canadian Superior provided a bank guarantee for US$15.0 million to Joint Oil, portions of this guarantee will be reduced by Joint Oil upon Canadian Superior completing specified requirements under the EPSA.  Under the terms of the EPSA, the Company has provided a corporate guarantee to a maximum of US$49.0 million to secure its compliance with certain obligations during the exploration period.

         e)      Flow-through shares

At March 31, 2009, the Company had yet to incur approximately $10.0 million of Canadian exploration expenses which were renounced for tax purposes.  These expenses must be incurred by December 31, 2009.

         f)      Litigation and claims

The Company is involved in various claims and litigation arising in the ordinary course of business.  In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position.  The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

19. Subsequent events

On April 27, 2009, the Board of Directors of Canadian Superior announced the departure of the Executive Chairman of the Company and the President and Chief Executive Officer of the Company.

On June 2, 2009 the Company announced, as part of it restructuring plan pursuant to CCAA it had reached agreement to dispose of a 45% interest in Block 5(c) for $142.5 million USD in cash. The agreement is subject to the satisfaction of certain conditions including pre-emption rights from existing field partners and approvals from the Canadian courts and the Government of Trinidad and Tobago. The board of directors of the Company has approved of the sale and intends to recommend the sale to the court. Closing is expected in August 2009.

Canadian Superior Energy Inc.	Q1 2009 FS	Page 18

20.    Reconciliation with United States Generally Accepted Accounting Principals

The Company follows Canadian GAAP which differs in some respects with generally accepted accounting principles in the United States (“U.S. GAAP”). Significant differences in accounting principles that impact the Company’s financial statements are described below:

Three months ended March 31,	2009	2008
($ thousands, except per share amounts)

Net loss in accordance with Canadian GAAP, as reported	(8,986)	(1,863)
Flow through shares
Income taxes	(1,946)	(2,605)
Change in fair value of warrants	63	--
Property acquisitions
Depletion, amortization and accretion expense	72	86
Income taxes	(21)	(26)
Ceiling test
Write down of petroleum and natural gas properties	(23,449)	--
Income taxes	6,800	--
Depletion, depreciation and accretion expense	4,388	1,366
Income taxes	(1,273)	(403)
Change in valuation allowance	(4,293)	6,083
Convertible preferred share treatment	732	849
Net income (loss) in accordance with U.S. GAAP	(27,913)	3,487
Convertible preferred share treatment	(60)	(270)
Net income (loss) attributable to common shareholders in accordance with U.S. GAAP	(27,973)	3,217
Net income (loss) per share in accordance with U.S. GAAP
Basic and diluted	$(0.17)	$0.02

See accompanying notes to the unaudited consolidated financial statements

The application of U.S. GAAP results in differences to the following balance sheet items:

	March 31, 2009		December 31, 2008

($ thousands)	Canadian	United States	Canadian	United States
Property, plant and equipment, net	315,575	196,524	311,703	211,641
Accounts payable and accrued liabilities	144,216	144,216	90,585	92,959
Convertible preferred shares	17,926	--	17,194	--
Warrants	--	58	--	120
Future income tax liability	11,968	--	10,754	--
Share capital	257,468	305,508	261,845	305,565
Share capital – preferred shares	--	16,574	--	16,514
Shareholders equity – warrants	3,946	--	3,946	--
Contributed surplus	20,694	14,862	19,624	14,144
Equity portion of preferred shares	1,969	--	2,320	--
Deficit, opening	(46,013)	(169,109)	(22,255)	(83,780)
Deficit, closing	(54,999)	(197,082)	(46,013)	(169,109)

Canadian Superior Energy Inc.	Q1 2009 FS	Page 19

20.    Reconciliation with United States Generally Accepted Accounting Principals (continued)

(a)      Flow-through shares

The Company finances a portion of its activities with flow through share issues whereby the tax deductions are renounced to the share subscribers.  The tax cost of the deductions renounced to shareholders is reflected as an increase in the future income tax liability and a reduction from the stated value of the shares. Under U.S. GAAP, share capital for flow-through shares issued after 1998 is stated at the quoted value of the shares at the date of issuance; the tax cost resulting from deduction renouncements, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense.

(b)      Property Acquisitions

In prior years, the Company recorded property acquisitions from related parties in exchange for common shares at the exchange amount, pursuant to Canadian GAAP. Under U.S. GAAP, these related party acquisitions are recorded at the seller’s carrying amount. The resulting differences in the recorded carrying amounts of the properties results in differences in depletion and amortization expense in subsequent years.

(c)      Ceiling Test

At March 31, 2009, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

At March 31, 2009, under U.S. GAAP the Company applied a full cost ceiling test using a 10% discount rate to its petroleum and natural gas properties using March 31, 2009 prices of:

Gas (per thousand cubic feet)                                                         $   3.91 CDN
Oil and natural gas liquids (per barrel)                                            $   64.16 CDN

The application of the test resulted in a $23.4 million pre-tax reduction ($16.6 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

At December 31, 2008, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

At December 31, 2008, under U.S. GAAP the Company applied a full cost ceiling test using a 10% discount rate to its petroleum and natural gas properties using December 31, 2008 prices of:

Gas (per thousand cubic feet)                                                         $   6.22 CDN
Oil and natural gas liquids (per barrel)                                            $   54.19 CDN

The application of the test resulted in a $12.0 million pre-tax reduction ($8.4 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

The resulting differences in the recorded carrying amounts of the properties results in differences in depletion, amortization and accretion expenses in subsequent years.

(d)      Valuation Allowance

This adjustment reflects the accounting of an additional valuation allowance for U.S. GAAP purposes arising from the differences in treatment regarding write downs of Petroleum and Natural Gas Properties and reduced depletion, depreciation and accretion expense.  In addition, the liability method followed by the Company differs from U.S. GAAP due to the application of transitional provisions upon the adoption and the use of substantively enacted versus enacted rates.

Canadian Superior Energy Inc.	Q1 2009 FS	Page 20

20.           Reconciliation with United States Generally Accepted Accounting Principals (continued)

(e)      Preferred shares

The Company has reviewed the Convertible preferred shares and their treatment under SFAS No. 150 “accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and SFAS No. 133 “accounting for Derivative Instruments and Hedging Activities”. While the shares are redeemable they are not mandatorily redeemable as defined by SFAS No. 150 and therefore would not cause the shares to be recorded as liabilities. In evaluating the embedded conversion option component in accordance with SFAS No. 133 the shares are indexed to the Company’s own stock and would not be required to be accounted for as a derivative under SFAS No. 133.  Under EITF 00-19 the preferred shares would be considered “conventional” and therefore not subject to the provisions of EITF 00-19. Accordingly the preferred shares have been accounted for as described by APB 14 resulting in the allocation of proceeds between the shares and warrants based on their relative fair values.

(f)      Warrants

Under U.S, GAAP the fair value of warrants denominated in currencies other than the Company’s functional currency are treated as a derivative liability.  The derivative liability of such warrants is marked to market at the end of each period and the change in the fair value is recorded in the statement of operations.  Under Canadian GAAP the fair value of warrants on the issue date is treated as a component of shareholders’ equity and is not subsequently marked to market at the end of each period.

PRESENTATION

There are different presentations between Canadian and U.S. GAAP which are as follows:

1)	Under U.S. GAAP, there is no difference between net income and other comprehensive income.
2)	No subtotal is permitted under U.S. GAAP within cashflow from operations on the statement of cashflows.

Canadian Superior Energy Inc.	Q1 2009 FS	Page 21

Document 2

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of June 2, 2009 and reviewed and approved by the Board of Directors of Canadian Superior Energy Inc. ("Canadian Superior" or the "Company").  This MD&A is a review of the operational results of the Company with disclosure of oil and gas activities in accordance with Canadian Securities Association National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and a review of financial results of the Company based on Canadian Generally Accepted Accounting Principles ("GAAP").  The reporting currency is the Canadian dollar.  This MD&A should be read in conjunction with the unaudited consolidated interim financial statements and accompanying notes for the three months ended March 31, 2009 and the audited consolidated financial statements and MD&A for the year ended December 31, 2008.

Non-GAAP Measures – This MD&A contains the term cash flow from operations and operating netback, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from operations and operating netback are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt.  Cash flow from operations and operating netback should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with GAAP, as an indicator of the Company's performance.  In the Operating netback and cash flow from operations section of this MD&A, reconciliation has been prepared of cash flow from operations and operating netback to cash from operating activities, the most comparable measure calculated in accordance with GAAP.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent wellhead value for the individual products.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

Forward-Looking Statements – Certain information regarding the Company presented in this document, including management's assessment of the Company's future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risk associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risk, competition from other producers and ability to access capital from internal and external resources, and as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Statements contained in this document relate to forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to current, past or future production, development(s), testing, well test results, resource potential and/or reserves, project start-ups and future capital spending.  Forward looking information contained in this document is as of the date of this document. The Company assumes no obligation to update and/or revise this forward-looking information “except as required by law”. Current, past and/or future actual results and/or reported results, estimates, projections, resource potential and/or reserves, interpretations, prognoses, and/or estimated results, well results, test results, reserves, production, resource and/or resource potential, development(s), project start-ups, and capital spending, plans and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This document may contain the reference to the terms discovery, reserves and/or resources or resource potential discovered and/or undiscovered which are those quantities estimated to be contained in accumulations.  There is no certainty that any portion of these accumulations or estimated accumulations in this document may not change materially; and that, if discovered, in any discovery, the accumulations or estimated accumulations may not be economically viable or technically feasible to produce.

Statements contained in this document relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements.  Such factors include, among others, those described in the Company’s’ annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Canadian Superior Energy Inc.	Q1 2009 MD&A	Page 1

Business of Canadian Superior

Canadian Superior Energy Inc. is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas, and liquefied natural gas regasification (“LNG”) projects, with operations in Western Canada, offshore Nova Scotia, Canada, offshore Trinidad and Tobago, the United States and North Africa.

Operating netback and cash flow from operations

	($ thousands)			($ per boe)
Three months ended March 31,	2009	2008	% change	2009	2008	% change
Revenue
Petroleum and natural gas sales	9,980	16,146	(38)	32.94	57.05	(42)
Transportation	(188)	(214)	(12)	(0.62)	(0.76)	(18)
Royalties	(1,479)	(3,324)	(56)	(4.88)	(11.74)	(58)
	8,313	12,608	(34)	27.44	44.55	(38)
Operating expenses	3,451	2,091	65	11.39	7.39	54
Operating netback(1)	4,862	10,517	(54)	16.05	37.16	(57)
General and administrative	2,919	2,371	23	9.63	8.38	15
Asset retirement expenditures	257	--	n/a	0.85	--	n/a
Interest and other income	(125)	(207)	(40)	(0.41)	(0.73)	(44)
Foreign exchange gain	(364)	(1,678)	(78)	(1.20)	(5.93)	(80)
Interest	789	717	10	2.60	2.53	3
Bad debt expense	57	--	n/a	0.19	--	n/a
Restructuring Costs	2,740	--	n/a	9.04	--	n/a
Capital taxes	--	120	n/a	--	0.42	n/a
Cash flow from (used for) operations(1)	(1,411)	9,194	(115)	(4.65)	32.49	(114)
Changes in non-cash working capital	6,631	(3,310)	300	21.88	(11.69)	287
Cash provided by operating activities	5,220	5,884	(11)	17.23	20.80	(17)

(1) Non-GAAP measure

For the three months ended March 31, 2009, cash flow used for operations was ($1.4) million compared to cash flow from operations of $9.2 million in 2008. The decrease in 2009 is mainly due to lower operating netbacks as a result of decreased commodity prices. In addition, the Company incurred $2.7 million in restructuring costs related to its CCAA proceedings and the receivership of the “Intrepid” Block 5(c) asset in Trinidad and Tobago.

Production

	Three months ended March 31
	2009	2008

Natural gas (mcf/d)	17,016	15,123
Crude oil and natural gas liquids (bbls/d)	531	590
Total Production (boe/d) (6:1)	3,367	3,110

First quarter production in 2009 averaged 3,367 boe per day. The increase in production is due primarily to additional production volumes from the acquisition of Seeker.

Canadian Superior Energy Inc.	Q1 2009 MD&A	Page 2

Petroleum and natural gas sales, net of transportation

	Three months ended March 31
($ thousands, except where otherwise noted)	2009	2008

Petroleum and natural gas sales, net of transportation
Natural gas	7,573	11,209
Crude oil and natural gas liquids	2,219	4,723
Total	9,792	15,932
Average sales price
Natural gas ($/mcf)	4.94	8.14
Crude oil and natural gas liquids ($/bbl)	46.44	88.02
Total ($/boe)	32.31	56.29

Petroleum and natural gas sales, net of transportation

For the three months ended March 31, 2009, petroleum and natural gas sales, net of transportation was $9.8 million, consisting of $7.6 million in natural gas and $2.2 million of crude oil and natural gas liquids sales. The Company realized an average sales price of $32.31 per boe compared to $56.29 per boe in 2008. The decrease in petroleum and natural gas sales is due to lower commodity prices in 2009 compared to the same period in 2008.

Royalties

	Three months ended March 31
($ thousands, except where otherwise noted)	2009	2008

Royalties
Crown	1,093	2,648
Freehold and overriding	386	676
Total	1,479	3,324
Royalties per boe ($)	4.88	11.74
Average royalty rate (%)	15.1	20.9

Canadian Superior pays royalties to provincial governments, freehold landowners and overriding royalty owners.  Royalties are calculated and paid based on petroleum and natural gas sales net of transportation.  Natural gas and liquids royalties for the three months ended March 31, 2009 were $1.5 million or 15.1% of total petroleum and natural gas sales compared to $3.3 million or 20.9% in 2008. The decrease in 2009 royalty rate is due to favourable prior period adjustments realized in 2009 on crown royalties and reduced royalty rates under the new Alberta royalty framework.

Operating expenses

Operating expenses were $3.5 million or $11.39 per boe for the first quarter of 2009 compared to $2.1 million or $7.39 per boe for the same period in 2008. The increase compared to prior year is mainly due to the higher cost structure of the producing properties acquired in the Seeker acquisition which occurred at the end of the first quarter in 2008.

Canadian Superior Energy Inc.	Q1 2009 MD&A	Page 3

General and administrative expenses

	Three months ended March 31
($ thousands, except where otherwise noted)	2009	2008

Gross general and administrative expense	5,584	4,128
Capitalized general and administrative expense	(2,665)	(1,757)
Net general and administrative expense	2,919	2,371
General and administrative expense ($/boe)	9.63	8.38

First quarter general and administrative expense (“G&A”) was $2.9 million or $9.63 per boe compared to $2.4 million or $8.38 per boe in 2008. The increase in gross G&A from 2008 is mainly due to increased expenses related to the Company’s share of the Liberty LNG project.

Restructuring costs

During the first quarter of 2009, the Company incurred $2.7 million (March 31, 2008 – nil) in restructuring costs related to the receivership of the “Intrepid” Block 5(c) asset in Trinidad and Tobago and CCAA proceedings.

Stock based compensation

During the three months ended March 31, 2009, Canadian Superior incurred stock based compensation expenses of $0.7 million compared to $1.6 million in 2008. The decrease is due to significant grants of options becoming fully vested as at December 31, 2008 and a significantly lower amount of options being granted during the first quarter of 2009 compared to the same period in 2008.

Depletion, depreciation and accretion

Depletion, depreciation and accretion ("DD&A") was $9.3 million or $30.76 per boe for the three months ended March 31, 2009. The calculation of depletion and depreciation included an estimated $12.5 million (December 31, 2008 - $12.5 million) for future development capital associated with proven undeveloped reserves and excluded $140.8 million (December 31, 2008 - $123.6 million) related to unproved properties and projects under construction or development. Of the costs excluded $22.7 million (December 31, 2008 - $22.7 million) relates to Western Canada, $5.5 million (December 31, 2008 - $5.5 million) to East Coast Canada, $95.8 million (December 31, 2008 - $80.6 million) to Trinidad and Tobago, $14.1 million (December 31, 2008 – $12.3 million) to an LNG project in the United States and $2.7 million (December 31, 2008 –$2.5 million) for offshore Libya/Tunisia. Canadian Superior’s DD&A per boe is high compared to other exploration and production companies its size, due to significant expenditures incurred in prior years to drill and evaluate the Company’s offshore wells in the East Coast of Canada being included in the depletable base with no associated proven reserves reflected.

Income taxes

Canadian Superior’s current and future income taxes are dependent on factors such as production, commodity prices and tax classification of drilled exploration and development wells.  The Company had a future income tax recovery for the three months ended March 31, 2009 of $3.1 million (March 31, 2008 - $0.1 million reduction).

At March 31, 2009, the Company had $250.5 million in tax pools (December 31, 2008 - $256.3 million) and $14.7 million in non-capital losses (December 31, 2008 - $10.6 million) available for future deduction against taxable income.

Canadian Superior Energy Inc.	Q1 2009 MD&A	Page 4

March 31
($ thousands)	2009
Canadian exploration expense	33,126
Canadian oil and gas property expense	41,962
Canadian development expense	54,161
Undepreciated capital costs	32,925
Share issue costs	6,048
Foreign exploration expense	81,544
Other	782
Total	250,548

Non-capital losses expire as follows:

($ thousands)
2010	220
2011 - 2025	--
2026	2,970
2027	7,387
2028	4,129
14,706

Capital expenditures

	Three months ended March 31
($ thousands)	2009	2008

Exploration and development	17,468	10,676
Plants, facilities and pipelines	1,200	148
Land and lease	591	351
Capitalized general and administrative expenses	2,665	1,757
Exploration and development expenditures	21,924	12,932
Exploration and development divestitures	(9,062)	(940)
Net capital expenditures	12,862	11,992

The Company invested $21.9 million for capital expenditures during the three months ended March 31, 2009, of which the majority was spent to drill, test and evaluate the “Endeavour” well offshore Trinidad. In addition, the Company tied in 5 wells (4.5 net). No wells were drilled in Western Canada during the first quarter of 2009.

During the first quarter of 2009, the Company had divestitures of $9.1 million relating to the sale of gross overriding royalties and seismic in Western Canada of which $7.5 million of the proceeds were applied as a permanent reduction to the Company’s credit facility.

Acquisition

On March 26, 2008, Canadian Superior completed the acquisition of Seeker for consideration of approximately $51.6 million.  The purchase was funded through the issuance of common shares of the Company and advances from the credit facility.

Canadian Superior Energy Inc.	Q1 2009 MD&A	Page 5

The acquisition was accounted for under the purchase method as follows:

Consideration
Cash	22,211
Common shares (7,651,866)	28,465
Transaction costs	887
51,563

Net assets received at fair value
Cash	1,716
Working Capital	(387)
Fair value of financial instruments	(796)
Property, plant and equipment	40,953
Goodwill	10,365
Asset retirement obligation	(1,243)
Future income taxes	955
51,563

Liquidity and capital resources

	March 31	December 31
($ thousands)	2009	2008
Working capital surplus (deficit) excluding revolving credit facility	(21,375)	2,034
Revolving credit facility	(33,963)	(43,263)
Working capital deficit	(55,338)	(41,229)

As at March 31, 2009, Canadian Superior had a working capital deficit of $55.3 million (December 31, 2008 - $41.2 million), the Company had drawn $34.0 million (December 31, 2008 - $43.3 million) against the $37.5 million (December 31, 2008 - $45.0 million) revolving credit facility (“credit facility”). The credit facility is secured by a $100 million first floating charge demand debenture on the assets of the Company and a general security agreement covering all the assets of the Company.  In addition, the bank has a $14.0 million fixed and specific charge against the whole of the Company’s Participating Interest in Block 5(c).  The Company was charged a variable interest of prime plus 2.0% in January 2009, prime plus 3.0% in February 2009 and prime plus 5.0% in March, 2009 (December 31, 2008 – prime plus 1.0%). The Company has been notified that it will continue to be charged an additional 1.0% above prime for each month during the second quarter of 2009. On January 30, 2009, the Company’s bank charged a monthly fee of $0.1 million to the Company which will continue to be charged until Canadian Superior repays all amounts outstanding and owing to the bank.

The Company had $10.6 million in cash and short-term deposits (December 31, 2008 - $6.0 million) and $15.2 million of term deposits (December 31, 2008 - $15.2 million) posted as security against the remaining Offshore Nova Scotia work expenditure bids.

On February 12, 2009, the bank demanded for payment in full the amounts outstanding together with any accrued interest and other legal fees and charges by February 23, 2009 or they would take such steps as they considered necessary to protect its position. At February 12, 2009, the amounts outstanding and owing to the bank were $44.2 million.

In addition, on February 18, 2009 the bank applied the proceeds from an asset sale by the Company as a permanent reduction to the operating facility to a maximum availability of $37.5 million.

On February 23, 2009, the bank did not take steps to protect its position. Instead, with the filing of the Initial Order for CCAA on March 5, 2009, the bank was under no obligation to advance or re-advance any monies or otherwise extend any credit to the Company. During the first stay period to March 25, 2009 and the second stay period to May 4, 2009 the bank did allow the Company to use the available line of credit. The Company anticipates the same terms for the third stay period to June 4, 2009 and thereafter.

Canadian Superior Energy Inc.	Q1 2009 MD&A	Page 6

Contingencies and commitments

Nova Scotia

Since 2000, the Company has acquired several exploration licenses from the CNSOPB.  Each of these licenses is for a specific period of nine years, subject to certain requirements being met during the first five years or six years.  As a condition of the licenses, the Company is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures.  The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security drilling deposit in an amount of $250,000. The CNSOPB has an additional extension program that allows the six year period to be further extended up to nine years by payment of annual extension fees.  During the three months ended March 31, 2009, the Company forfeited two exploration licenses.  As of March 31, 2009, as a result of the Company incurring certain expenditures and drilling two exploration wells, the Company had fulfilled its work expenditures on two of the exploration licenses, allowed five licenses to return to the Crown, extended one license and held the remaining two under the regular licensing process.  At March 31, 2009, the Company owned 100% of the remaining three exploration licenses with aggregate work expenditure outstanding of $55.1 million and $15.2 million in term deposits assigned to the Canadian Receiver General through the CNSOPB.

Block 5(c) Trinidad and Tobago

The Company is committed to drill three exploration wells on its “Intrepid” Block 5(c) under its Block 5(c) PSC with the Government of Trinidad and Tobago funded in part by a related party participating on a promoted basis, paying 1/3 of Canadian Superior’s Block 5(c) exploration program, plus other considerations, to obtain 25% of Canadian Superior’s net revenue share from this block; and, also by a non-related party paying approximately 40% of the exploration cost, plus other considerations, for a 30% interest in the Block 5(c) PSC.  The Company completed the drilling of the final well of the three well program in March 2009.

On February 10, 2009 the Company announced that it proposed to monetize a 25% or larger interest in its "Intrepid" Block 5(c) offshore Trinidad and Tobago and its related discoveries, subject to acceptable terms and conditions, and subject to all required approvals. Canadian Superior has retained a financial advisor, Scotia Waterous (USA) Inc, to assist in the sale of the asset.

On February 12, 2009 the Company announced the appointment, upon the application of BG, a wholly owned subsidiary of the BG Group plc, of a Receiver of its participating interest in "Intrepid" Block 5(c). Pursuant to the Court Order, the Receiver, in conjunction with BG, will operate the property and conduct the flow testing of the "Endeavour" well which was completed in March 2009. The Court Order allows the Receiver to charge Canadian Superior interest in Block 5(c) with an amount up to US$47.0 million to pay for its share of the costs under the joint operating agreement with BG. On May 22, 2009, the outstanding principal amount was increased to US$52.0 million. Canadian Superior will continue with the monetization of its interest in Block 5(c) as previously announced and the proceeds from any sale will be applied to its share of the costs charged against Block 5(c) and to discharge the Receiver. At March 31, 2009, the Company estimates its net obligation to the receiver to be approximately US$36.9 million, which includes approximately US$49.4 million paid by the receiver net of US$12.5 million of Block 5(c) joint interest billings collected by the receiver on the Company’s behalf.

MG Block Trinidad and Tobago

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result is committed to conducting 3D seismic by the end of 2009 and to drill two exploration wells on the MG block in a joint venture with the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”).  The first well has to be drilled to a depth of 3,000 meters by January 2010 and the second to a depth of 1,800 meters by July 2010. The Company estimates that its share of the cost of these wells to be approximately US$15.0 million per well.  The estimated cost of the 3D seismic program is approximately US$30.0 million.  The Company has provided a performance guarantee of US$12.0 million to meet the minimum work program.

Canadian Superior Energy Inc.	Q1 2009 MD&A	Page 7

Libya/Tunisia

On September 3, 2008, Canadian Superior entered into an exploration production sharing agreement ("EPSA") with a Tunisian/Libyan company, Joint Exploration, Production, and Petroleum Services Company ("Joint Oil") and also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil, in Canadian Superior's "Mariner" Block, offshore, Nova Scotia, Canada.  If at the end of August 2011, no royalty well has been spud, Joint Oil has the right to put back and sell the overriding royalty to the Company for US$12.5 million. Under terms of the EPSA, Canadian Superior has been named Operator for the "7th of November Block".

The exploration work commitment for the first phase (four years) of the seven year exploration period will include three exploration wells, 300 square miles of 3D seismic, and one appraisal well.  As a requirement of the EPSA, Canadian Superior provided a bank guarantee for US$15.0 million to Joint Oil, portions of this guarantee will be reduced by Joint Oil upon Canadian Superior completing specified requirements under the EPSA. Under the terms of the EPSA, the Company has provided a corporate guarantee to a maximum of US$49.0 million to secure its compliance with certain obligations during the exploration period.

Flow-through shares

At March 31, 2009, the Company had yet to incur approximately $10.0 million of Canadian exploration expenses which were renounced for tax purposes.  These expenses must be incurred by December 31, 2009.

Litigation and claims

The Company is involved in various claims and litigation arising in the ordinary course of business.  In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position.  The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

Subsequent events

On April 27, 2009, the Board of Directors of Canadian Superior announced the departure of the Executive Chairman of the Company and the President and Chief Executive Officer of the Company.

On June 2, 2009 the Company announced, as part of it restructuring plan pursuant to CCAA it had reached agreement to dispose of a 45% interest in Block 5(c) for $142.5 million USD in cash. The agreement is subject to the satisfaction of certain conditions including pre-emption rights from existing field partners and approvals from the Canadian courts and the Government of Trinidad and Tobago. The board of directors of the Company has approved of the sale and intends to recommend the sale to the court. Closing is expected in August 2009.

Related parties transactions

As at March 31, 2009, Canadian Superior carried a receivable in the amount of US$44.3 million (December 31, 2008 – US$29.1 million) from a company which one of Canadian Superior’s officers and directors is a shareholder and was a director until October 23, 2008.  The receivable at March 31, 2009 was composed of amounts owed to March 31, 2009 of approximately US$36.8 million, amounts totaling US$3.9 million representing amounts owing after settlement of dispute with the drilling contractor and approximately US$3.6 million of drilling costs incurred in March 2009 not billed until April 2009. These receivables pertain to costs incurred on Canadian Superior’s “Intrepid” Block 5 (c) project at Trinidad under normal industry terms and conditions.

On February 27, 2009, this company obtained an order from the Court of Queen's Bench of Alberta granting creditor protection under CCAA. The Initial Order was for a period ending March 23, 2009, subsequently extended to April 20, 2009 and June 4, 2009 and is subject to further extension by the Court. The Initial Order was obtained after the Board of Directors determined this company was unable to continue to make required payments under a participation agreement with Canadian Superior and BG with respect to the “Intrepid” Block 5(c) project in Trinidad or to repay $14.0 million due on February 28, 2009 under a bridge loan facility with Canadian Superior.

Canadian Superior Energy Inc.	Q1 2009 MD&A	Page 8

On September 23, 2008, Canadian Superior entered into a short-term $14.0 million bridge facility with this company to enable it to close on a $30 million equity financing.   At March 31, 2009, $14.0 million had been drawn and was used to satisfy this company’s share of direct and indirect costs in connection with the exploration program on the “Intrepid” Block 5 (c) project in Trinidad.  The interest payable to Canadian Superior at March 31, 2009 was $0.2 million based on an interest rate of 10% per annum on any outstanding balance. This company may pay interest incurred in common shares. During the three months ended March 31, 2009, this company issued 188,216 common shares for interest payable up to and including January 31, 2009 based on a predetermined calculation. The bridge security is secured by a debenture creating a first priority security interest over all present and after-acquired personal property and a first floating charge over all present and after-acquired real and personal property of this company. Upon any drawdown of any amounts of the bridge facility this company will issue a predetermined amount of non-transferable warrants to Canadian Superior. At March 31, 2009, this company has issued 500,000 non-transferable share purchase warrants to Canadian Superior. Each warrant entitles the holder to purchase a common share until October, 2010 at a price of $3.50 per common share.  In addition, this company paid a standby fee of $0.1 million to Canadian Superior in 2008.  At March 31, 2009, this company continues to be in default on repayment of the bridge facility.

During the three months ended March 31 2009, the Company paid $0.1 million (2008 - $0.5 million), on industry terms, for equipment rentals to a company controlled by an officer and director of Canadian Superior.  Also during 2009, the Company invoiced $0.1 million (2008 - $0.2 million), to this related party company for payroll services. Subsequent to March 31, 2009, the Company no longer provides this payroll service to this company.

On May 20, 2008, Canadian Superior announced its participation in the proposed development of an LNG project in US federal waters offshore New Jersey. The project will be conducted by Excalibur Energy (USA) Inc., which is a 50/50 joint venture between Canadian Superior and a company controlled and owned by certain officers and directors of Canadian Superior and third parties. Under the terms of the joint venture agreement Canadian Superior will advance the first US$10.0 million of the pre-construction costs for the project. Joint venture partners may discontinue their participation in the project at any time by assigning its respective interest to the remaining partners without any additional cost or further action required.  During the three months ended March 31, 2009, Canadian Superior incurred under normal industry terms and conditions $1.8 million (March 31, 2008 – nil) of costs related to this project.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Share capital

As at June 2, 2009 the Company had 168.6 million Class A common shares and 15.5 million stock options issued and outstanding.

Financial Instruments

The carrying values of financial assets and liabilities approximate their fair value due to their short periods of maturity and the credit facility bearing interest at market rates.

Cash, short-term investments and Nova Scotia offshore term deposits are classified as financial assets held for trading and are measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

Accounts receivable and the bridge facility receivable are classified as loans and receivables and are initially measured at their fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Accounts payable, accrued liabilities, revolving credit facility and convertible preferred shares are classified as other liabilities and are initially measured at fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Derivatives are classified as held for trading and measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

Canadian Superior Energy Inc.	Q1 2009 MD&A	Page 9

Risk management

In order to manage the Company’s exposure to credit risk, foreign exchange risk, interest rate and commodity price risk, the Company developed a risk management policy. Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options. The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

Credit risk

The Company’s accounts receivable and bridge facility receivable are with natural gas and liquids marketers, the Government of the Republic of Trinidad and Tobago and joint venture partners in the petroleum and natural gas business under substantially normal industry sale and payment terms and are subject to normal credit risks.  As at March 31, 2009, the maximum credit risk exposure is the carrying amount of the accounts receivable and accruals of $108.6 million (December 31, 2008 – $83.2 million).  As at March 31, 2009, the Company’s receivables consisted of $86.0 million (December 31, 2008 - $51.8 million) of Block 5(c) joint interest receivables, including US$44.3 million receivable (December 31, 2008 – US$29.1 million ) from a related party, $5.8 million (December 31, 2008 - $7.4 million) of Western Canada joint interest billings, $13.6 million (December 31, 2008 - $18.3 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago and $3.3 million (December 31, 2008 - $5.6 million) of revenue accruals and other receivables. Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.  The Company mitigates risk from joint venture partners by obtaining partner approval of capital expenditures prior to starting a project.

The Company’s allowance for doubtful accounts is currently $0.3 million (December 31, 2008 - $0.3 million).

Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices.  At March 31, 2009, the Company has US$7.1 million in cash and short-term investments (December 31, 2008 – US$3.6 million), US$56.1 million (December 31, 2008 – US$31.1 million) of Block 5(c) joint interest receivables, US$10.8 million (December 31, 2008 – US$15.0 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago, US$79.9 million (December 31, 2008 – US$42.1 million) of Block 5(c) payables, US$2.0 million (December 31, 2008 – US$2.0 million) of LNG project payables and US$14.2 million (December 31, 2008 – US$14.1 million) of convertible preferred shares.  These balances are exposed to fluctuations in the U.S. dollar.  In addition, the Company is exposed to fluctuations between U.S. dollars and the domestic currencies of Trinidad and Tobago and Tunisia.  At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges to mitigate interest rate risk at March 31, 2009.

Commodity price risk

The Company is exposed to fluctuations in prices for natural gas, crude oil and natural gas liquids, as the majority of the Company's production is currently sold at spot prices that are subject to volatile trading activity.  Commodity prices fluctuate in response to, among other things, domestic and foreign supply and demand, import and export balances, government regulations, weather, and fluctuations in the availability and price of other replacement energy sources.  A significant drop in commodity prices could materially impact the Company's petroleum and natural gas sales, the volume of production it could produce economically, require downward adjustments to proved reserves and could materially impact the Company's financial condition.  In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

Canadian Superior Energy Inc.	Q1 2009 MD&A	Page 10

Adoption of new accounting policies

On January 1, 2009, the Company prospectively adopted CICA section 1582 Business Combinations.  This section establishes principles and requirements of the acquisition method for business combinations and related disclosures.  Adoption of the statement did not have a material impact on the Company’s statement of operations.

On January 1, 2009, the Company adopted CICA sections 1601 Consolidated Financial Statements and 1602 Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. Adoption of the statement did not have a material impact on the Company’s statement of operations.

The Canadian Accounting Standards Board requires all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted if certain conditions are met. Companies will be required to provide IFRS comparative information for the previous fiscal year. At this time, the Company cannot reasonably estimate the impact of adopting IFRS on the Company’s consolidated financial statements.

Sensitivities

The following sensitivity analysis is provided to demonstrate the impact of changes in commodity prices on 2009 petroleum and natural gas sales and is based on the balances disclosed in this MD&A and the consolidated financial statements for the three months ended March 31, 2009:

($ thousands)	Petroleum and Natural Gas Sales (1)
Change in average sales price for natural gas by $1.00/mcf	1,531
Change in the average sales price for crude oil and natural gas liquids by $1.00/bbl	48
Change in natural gas production by 1 mmcf/d (2)	445
Change in crude oil and natural gas liquids production by 100 bbls/d (2)	418

(1)	Reflects the change in petroleum and natural gas sales for the three months ended March 31, 2009.
(2)	Reflects the change in production multiplied by the Company’s average sales prices for the three months ended March 31, 2009.

Quarterly financial summary

($ thousands except per share and production amounts)

2009	2008	2007

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production
Natural gas (mcf/d)	17,016	15,726	17,268	18,626	15,123	15,366	12,838	11,802
Oil and natural gas liquids (bbl/d)	531	599	689	766	590	636	516	656
Total (boe/d)	3,367	3,220	3,567	3,871	3,110	3,197	2,656	2,623

Petroleum and natural gas sales	9,792	13,213	20,494	24,824	15,932	13,039	10,248	11,961
Net income (loss)	(8,986)	(18,189)	(2,117)	(1,589)	(1,863)	(9,129)	(2,865)	2,187
Earnings (loss) per share – basic	(0.05)	(0.11)	(0.01)	(0.01)	(0.01)	(0.07)	(0.02)	0.02
Cash flow from (used for) operations	(1,411)	4,654	9,330	10,723	9,194	3,033	2,101	2,251
Cash flow per share - basic	(0.01)	0.03	0.06	0.07	0.07	0.02	0.02	0.02

Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Operating Officer (“COO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding public disclosure.

Canadian Superior Energy Inc.	Q1 2009 MD&A	Page 11

Management, including the COO and CFO, has evaluated the effectiveness of the Company’s disclosure control and procedures as of March 31, 2009. Based on this evaluation, Management concluded during the interim period ended March 31, 2009, no material changes in the Company’s internal controls and procedures have occurred during the Company’s most recent interim period, which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

As reported in the Company’s 2008 annual MD&A, the Company concluded that the following material weaknesses in internal controls over financial reporting as of December 31, 2008 existed:

●	The Company did not effectively implement certain corporate governance policies; and

●	The Company did not have effective policies and procedures governing the authorization of transactions including material agreements.

Remediation Effort in 2009

The Company is taking steps to augment and improve the design of procedures and controls impacting these areas of weakness in internal controls over financial reporting. We have implemented or are implementing the following measures, which will improve significantly our disclosure controls, procedures and internal control over financial reporting:

●	The Company will implement a delegation of authority to guide decisions and provide guidance to the dollar level amount of transactions that can be entered into by employees at all levels; and

●	The implementation of a Board of Directors Mandate and a Corporate Governance mandate to be reviewed and approved on an annual basis.

Management believes that, through implementation of the measures noted above, we will address the conditions identified above as material weaknesses. We will monitor the effectiveness of these measures, and our internal control over financial reporting on an ongoing basis. We will continue to asses our remediation plans and will take further action, as appropriate, to strengthen our internal control over financial reporting.

Additional information

Additional information relating to Canadian Superior is filed on SEDAR and can be viewed at www.sedar.com.  Information can also be obtained by contacting the Company at Canadian Superior Energy Corp., Suite 3200, 500 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6 and on the Company’s website at www.cansup.com.

Canadian Superior Energy Inc.	Q1 2009 MD&A	Page 12

Document 3

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Leif Snethun, Chief Operating Officer of Canadian Superior Energy Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MDA (together, the “interim filings”) of Canadian Superior Energy Inc. (the “issuer”) for the interim period ended March 31, 2009.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.
Fair representation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.1and 5.2, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings:

a)	designed CD&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MDA for each material weakness relating to design existing at the end of the interim period

a)	a description of the material weakness;

b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MDA any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: June 2, 2009

signed “Leif Snethun”
Leif Snethun
Chief Operating Officer
Canadian Superior Energy Inc.

Document 4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Robb Thompson, Chief Financial Officer of Canadian Superior Energy Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MDA (together, the “interim filings”) of Canadian Superior Energy Inc. (the “issuer”) for the interim period ended March 31, 2009.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.
Fair representation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.1and 5.2, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings:

a)	designed CD&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MDA for each material weakness relating to design existing at the end of the interim period

a)	a description of the material weakness;

b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MDA any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: June 2, 2009

signed “Robb Thompson”
Robb Thompson
Chief Financial Officer
Canadian Superior Energy Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)

Date:	June 2, 2009	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer